Climara Pro(r) receives U.S. approval for osteoporosis prevention

Berlin, January 4, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the Food and Drug Administration (FDA) has approved the hormone therapy patch, Climara Pro(r) (estradiol/levonorgestrel transdermal system), for the prevention of postmenopausal osteoporosis in the U.S.

Climara Pro(r) was approved by the FDA in November 2003 as a treatment for moderate to severe vasomotor symptoms such as hot flashes and night sweats associated with menopause. Climara Pro(r) is the only combination once-a-week patch approved for the prevention of postmenopausal osteoporosis and the relief of moderate to severe vasomotor symptoms associated with menopause.

"Climara Pro(r) offers an innovative treatment option for menopausal symptoms and helps to maintain women's health," said Philip Smits, M.D., Head of Gynecology&Andrology at Schering AG. "The approval for osteoporosis prevention supports our position in the field of menopause management. Schering is committed to providing the best care in this field."

The transdermal technology of Climara Pro(r) allows for week-long continuous delivery of the hormone estradiol (0.045 mg/day), the same estrogen made by the ovaries prior to menopause, combined with levonorgestrel (0.015 mg/day) which helps protect the endometrium. Climara Pro(r) delivers the hormones through a thin, translucent patch that is easily affixed to the skin and is virtually invisible after being applied.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the U.S.:

Media Relations: Kim Schillace, T:+1-973-305 5258, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng